POST-QUALIFICATION AMENDMENT NO. 1 TO

                                    FORM T-3

                        APPLICATION FOR QUALIFICATION OF
                               INDENTURE UNDER THE
                           TRUST INDENTURE ACT OF 1939

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                         THE HALLWOOD GROUP INCORPORATED
                            3710 Rawlins, Suite 1500
                                  Dallas, Texas
                                 (214) 528-5588

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


               TITLE OF CLASS                                          AMOUNT

10% Collateralized Subordinated Debentures due                      $20,555,443
                July 31, 2005

                  Approximate date of proposed public offering:
            As promptly as possible after the effective date of this
                          Application for Qualification

                     Name and address of agent for service:

                                 Melvin J. Melle
                         The Hallwood Group Incorporated
                            3710 Rawlins, Suite 1500
                                  Dallas, Texas
                                 (214) 528-5588

                                   Copies to:

                                 W. Alan Kailer
                              Jenkens & Gilchrist,
                           a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                               Dallas, Texas 75202

         THE APPLICANT HEREBY AMENDS THIS APPLICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE APPLICANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS APPLICATION SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE TRUST INDENTURE ACT OF 1939, AS AMENDED, OR UNTIL THIS APPLICATION SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED.

                                     GENERAL

1.   General Information.
     -------------------

(a)  Form of organization. A corporation.

(b)  State or other sovereign power under the laws of which organized. Delaware.

2.   Securities Act Exemption Applicable.
     -----------------------------------

     The Hallwood Group Incorporated, a Delaware corporation (the "Applicant"), is relying upon the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), in claiming that registration of the 10% Debentures (as hereinafter defined) to be issued by the Applicant in connection with the offer to exchange (the "Exchange Offer") hereinafter described is not required under the Securities Act.

     The Exchange Offer will be made pursuant to the terms and provisions of a certain Exchange Offer Circular dated June __, 1998 (the "Exchange Offering Circular") and the related Letter of Transmittal (the "Letter of Transmittal"). Pursuant to the Exchange Offering Circular and the Letter of Transmittal, the Applicant is offering to exchange (the "Exchange") its 7% Collateralized Senior Subordinated Debentures due July 31, 2000 (the "7% Debentures"), for its 10% Collateralized Subordinated Debentures due July 31, 2005 (the "10% Debentures") in the ratio of $100 principal amount of 7% Debentures for each $100 principal amount of 10% Debentures. Consummation of the Exchange Offer is conditioned upon the qualification of the Indenture (the "Indenture") for the 10% Debentures, a copy of which is filed as an exhibit to this Form T-3, under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

     The Applicant has not sold, and will not sell any securities of the same class as the 10% Debentures, and has not sold, by or through an underwriter, any securities of the same class as the 10% Debentures at or about the same time as the Exchange Offer.

     The Applicant has appointed State Street Bank and Trust Company as the exchange agent (the "Exchange Agent") in connection with the Exchange Offer. In such capacity, the Exchange Agent will perform services for the Applicant in connection with the exchange of 7% Debentures pursuant to the Exchange Offer. The Applicant has agreed to pay the Exchange Agent reasonable and customary fees for its services, and reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith.

     As of March 31, 1998, $20,555,443 aggregate principal amount of the 7% Debentures were outstanding. If 100% of the outstanding 7% Debentures are accepted for exchange pursuant to the Exchange Offer, the Applicant will be required to issue a total of $20,555,443 aggregate principal amount of 10% Debentures.


                                   AFFILIATION

3.   Affiliates.
     ----------


---------------------------------------------------------------------------------------------------------
                        Affiliate                                              Basis for Control
---------------------------------------------------------------------------------------------------------

Brock Suite Hotels, Inc.                                   100% ownership of voting securities
---------------------------------------------------------------------------------------------------------
Brock Suite Greenville, Inc.                               100% ownership of voting securities
---------------------------------------------------------------------------------------------------------
Brock Suite Huntsville, Inc.                               100% ownership of voting securities
---------------------------------------------------------------------------------------------------------
Brock Suite Tulsa, Inc.                                    100% ownership of voting securities
---------------------------------------------------------------------------------------------------------
Brookwood Companies Incorporated                           100% ownership of voting securities
---------------------------------------------------------------------------------------------------------
Brookwood Laminating, Inc.                                 100% ownership of voting securities
---------------------------------------------------------------------------------------------------------




                                        2



----------------------------------------------------------------------------------------------------------
                        Affiliate                                              Basis for Control
----------------------------------------------------------------------------------------------------------
Hallwood Commercial Real Estate, Inc.                      100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
Hallwood G.P., Inc.                                        100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
Hallwood Hotels, Inc.                                      100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
Hallwood-Integra Holding Company Incorporated              100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
Hallwood Investment Company                                100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
Hallwood Kenyon Holding Company                            100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
Hallwood Realty Corporation                                100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
HEPGP Ltd.                                                 100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
HWG 95 Advisors, Inc.                                      100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
HWG 98 Advisors, Inc.                                      100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
Kenyon Industries, Inc.                                    100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
Condo Hotel and Resort Management, Inc.                    100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
HWG Realty Investors, Inc.                                 100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
HSC Securities Corporation                                 100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
Integra Hotels, Inc.                                       100% ownership of voting securities
----------------------------------------------------------------------------------------------------------
Integra Resort Management, Inc.                            100% ownership of voting securities
----------------------------------------------------------------------------------------------------------


                             MANAGEMENT AND CONTROL

4.   Directors and Executive Officers.
     --------------------------------

---------------------------------------------------------------------------------------------------------------------
                 Name                                  Address                                Office(s)
---------------------------------------------------------------------------------------------------------------------
Anthony J. Gumbiner                    3710 Rawlins, Suite 1500                 Chairman of the Board and
                                       Dallas, Texas  75219                     Chief Executive Officer
---------------------------------------------------------------------------------------------------------------------
Brian M. Troup                         3710 Rawlins, Suite 1500                 President, Chief Operating Officer
                                       Dallas, Texas  75219                     and Director
---------------------------------------------------------------------------------------------------------------------
William L. Guzzetti                    3710 Rawlins, Suite 1500                 Executive Vice President
                                       Dallas, Texas  75219
---------------------------------------------------------------------------------------------------------------------
Melvin J. Melle                        3710 Rawlins, Suite 1500                 Vice President, Chief Financial
                                       Dallas, Texas  75219                     Officer and Secretary
---------------------------------------------------------------------------------------------------------------------
Charles A. Crocco, Jr.                 3710 Rawlins, Suite 1500                 Director
                                       Dallas, Texas  75219
---------------------------------------------------------------------------------------------------------------------
J. Thomas Talbot                       3710 Rawlins, Suite 1500                 Director
                                       Dallas, Texas  75219
---------------------------------------------------------------------------------------------------------------------


5.   Principal Owners of Voting Securities.
     -------------------------------------

     As of March 31, 1998: Based on 1,254,827 shares outstanding


----------------------------------------------------------------------------------------------------------------
                                                                                                     Column D
                                                                  Column B          Column C        Percentage
                          Column A                             Title of Class        Amount          of Voting
              Name And Complete Mailing Address                    Owned           Owned (1)        Securities
----------------------------------------------------------------------------------------------------------------
Alpha Trust                                                   Common               457,791(2)          36.5%
c/o Radcliffes Trustee Company SA                             Stock
9 Rue, Charles Humbert
1205 Geneva, Switzerland
----------------------------------------------------------------------------------------------------------------
Epsilon Trust                                                 Common               305,196(3)          24.3%
c/o  Radcliffes Trustee Company SA                            Stock
9 Rue, Charles Humbert
1205 Geneva, Switzerland
----------------------------------------------------------------------------------------------------------------
Heartland Advisors, Inc.                                      Common                87,500(4)           7.0%
790 North Milwaukee Street                                    Stock
Milwaukee, WI 53202
----------------------------------------------------------------------------------------------------------------
Charles A. Crocco, Jr.                                        Common                10,550(5)            .8%
3710 Rawlins, Suite 1500                                      Stock
Dallas, Texas  75219
----------------------------------------------------------------------------------------------------------------
Anthony J. Gumbiner                                           Common                55,800(6)           4.3%
3710 Rawlins, Suite 1500                                      Stock
Dallas, Texas  75219
----------------------------------------------------------------------------------------------------------------
William L. Guzzetti                                           Common                      (7)             -
3710 Rawlins, Suite 1500                                      Stock
Dallas, Texas  75219
----------------------------------------------------------------------------------------------------------------
Melvin J. Melle                                               Common                 6,000(8)            .5%
3710 Rawlins, Suite 1500                                      Stock
Dallas, Texas  75219
----------------------------------------------------------------------------------------------------------------
J. Thomas Talbot                                              Common                10,000(9)            .8%
3710 Rawlins, Suite 1500                                      Stock
Dallas, Texas  75219
----------------------------------------------------------------------------------------------------------------
Brian M. Troup                                                Common                37,200(10)          2.9%
3710 Rawlins, Suite 1500                                      Stock
Dallas, Texas  75219
----------------------------------------------------------------------------------------------------------------

--------------------------
(1) Assumes, for each person or group listed, the exercise of all stock options held by such person or group that are exercisable within 60 days, in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, but the exercise of none of the convertible securities owned by any other holder of options.

(2) Mr. Gumbiner has the power to designate and replace the trustees of the Alpha Trust. Mr. Gumbiner and his family are among the discretionary beneficiaries of this Trust.

(3) Mr. Gumbiner has the power to designate and replace the trustees of the Epsilon Trust. Mr. Troup and his family are among the discretionary beneficiaries of this Trust.


                                        4




(4)      Based  on  the  Schedule  13G  filed  by   Heartland   Advisors,   Inc.
         ("Heartland") on January 27, 1998, as amended by subsequent correspondence with the Company. All of the shares are held in investment advisory accounts of Heartland. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares. No individual investment advisory account holds in excess of 4.75% of the Company's common stock.

(5) Includes currently exercisable options to purchase 10,000 shares of common stock, par value $.10 per share (the "Common Stock").

(6) Includes currently exercisable options to purchase 55,800 shares of Common Stock. Excludes 457,791 shares of Common Stock held by Alpha Trust. In addition, Mr. Gumbiner holds currently exercisable options to purchase 127,500 units of Hallwood Energy Partners, L.P. ("HEP"), currently exercisable options to purchase 59,600 shares of Hallwood Consolidated Resources Corporation (" HCRC"), and currently exercisable options to purchase 25,800 units of HRP.

(7) In addition, Mr. Guzzetti owns 100 units of HEP and 400 units of HRP, currently exercisable options to purchase 63,750 units of HEP, currently exercisable options to purchase 31,800 shares of HCRC, and currently exercisable options to purchase 15,000 units of HRP.

(8) Includes currently exercisable options to purchase 6,000 shares of Common Stock.

(9) Includes currently exercisable options to purchase 10,000 shares of Common Stock.

(10) Includes currently exercisable options to purchase 37,200 shares of Common Stock. Excludes 305,196 shares of Common Stock held by Epsilon Trust. In addition, Mr. Troup holds currently exercisable options to purchase 85,000 units of HEP, currently exercisable options to purchase 42,400 shares of HCRC, and currently exercisable options to purchase 17,200 units of HRP.


UNDERWRITERS

6.   Underwriters. Not applicable
     ------------

     The 10% Debentures will be issued for no additional consideration upon exchange of the 7% Debentures. The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to any broker-dealer or other person soliciting the exchange of 7% Debentures for 10% Debentures.


CAPITAL SECURITIES

7.   (a) Capitalization. As of March 31, 1998:
         --------------

---------------------------------------------------------------------------------------------------------------
Column A                                                   Column B                          Column C
Title of Class                                        Amount Authorized                 Amount Outstanding
---------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value                           10,000,000 shares                  1,254,827 shares
---------------------------------------------------------------------------------------------------------------
Series B Preferred Stock, $.10 par value                  500,000 shares                    250,000 shares
---------------------------------------------------------------------------------------------------------------
7% Collateralized Senior Subordinated         $45,647,600 principal amount       $20,555,443 principal amount
Debentures
---------------------------------------------------------------------------------------------------------------

     (b) Voting Rights. Each share of Common Stock is entitled to one vote for the election of directors and upon all other matters and participates ratably with all other shares of Common Stock in all dividends and distributions. The holders of shares of Series B Preferred Stock are not entitled to vote on matters brought before the Company's Stockholders, except as otherwise provided by law.


INDENTURE SECURITIES

8.   ANALYSIS OF INDENTURE PROVISIONS.
     --------------------------------

     General
     -------

     The 10% Debentures will be issued by the Company under the Indenture, between the Company and Bank One, N.A. as trustee (the "Indenture Trustee"). The 10% Debentures will be issued in fully registered form in the original aggregate principal amount of up to $20,555,443 in denominations of $100 or integral multiples thereof. The 10% Debentures mature on July 31, 2005. Interest on the 10% Debentures will accrue from the date of issuance at the rate of 10% per annum, payable quarterly on January 1, April 30, July 31 and October 31 of each year, commencing on July 31, 1998.

     The 10% Debentures may be redeemed at the election of the Company, at any time and from time to time, as a whole or in part, at a redemption price equal to 100% of the principal amount of 10% Debentures to be redeemed, together with accrued interest to the redemption date.

     The 10% Debentures constitute senior subordinated Indebtedness (as defined in the Indenture), subordinated to Senior Indebtedness, which is defined in the Indenture as all Indebtedness of the Company, which, by its terms, is expressly senior in right of payment to the 10% Debentures.

     The 10% Debentures will be secured by a first and senior lien on all of the issued and outstanding capital stock of Brock Suite Hotels, Inc., ("Brock Suites") an indirect wholly-owned subsidiary of the Company (the "Collateral") that will be pledged to the Indenture Trustee. Brock Suites owns fee interests in Residence Inn by Marriott hotels located in Tulsa, Oklahoma and Greenville, South Carolina, and a leasehold interest in a Residence Inn by Marriott hotel in Huntsville, Alabama. The Residence Inn in Tulsa was constructed in two phases, in 1981 and 1983, as an upper tier, extended stay hotel. The property is arranged in an apartment-like setting offering a residential environment for extended stay guests. The hotel is comprised of 135 suites in seventeen, two-story residential buildings. Each of the two buildings contains eight suites each. The two-story Gatehouse serves as a registration and lobby area along with a breakfast bar, central gathering area and an executive board room. The Greenville, South Carolina hotel was constructed in 1984 as an extended stay Residence Inn hotel. Similar to the Tulsa hotel, the Greenville hotel offers 96 suites in twelve, two-story residential buildings of eight suites each, along with a central Gatehouse. The Huntsville, Alabama hotel was also constructed in 1984 as an extended stay Residence Inn hotel. As with the other Residence Inn hotels, the property is arranged in an apartment-like setting offering a residential environment for extended stay guests. The hotel provides 112 suites in fourteen, two-story residential buildings of eight suites each, along with a central Gatehouse.

     The 10% Debentures will also be secured by a subordinate and junior lien on a pool of assets (the "Security Pool") owned by the Company that is pledged to the trustee (the "Old Indenture Trustee") under an existing indenture (the "Old Indenture") for the benefit of the holders of the Company's 7% Debentures.

     The Security Pool consists of all of the issued and outstanding capital stock of the Brookwood Companies Incorporated ("BCI") and Hallwood Hotels, Inc. ("HHI"), each a direct or indirect wholly-owned subsidiary of the Company (the stock of BCI referred to as the "Brookwood Collateral"). BCI is a complete textile service firm that develops and produces innovative fabrics and related products through specialized finishing, treating and coating processes. HHI owns leasehold interests in the Longboat Key Holiday Inn hotel in Sarasota, Florida and the Airport Embassy Suites hotel in Oklahoma City, Oklahoma. The Longboat Key Holiday Inn, originally constructed in 1973, is situated on 750 feet of private beach on the Gulf of Mexico. The hotel has 121 rooms and 25 suites and, as part of the conversion to a Holiday Inn & Suites hotel, was recently renovated at a cost of $3.5 million. The renovation was substantially completed in March 1998. The Airport Embassy Suites hotel is the only full-service, all-suite hotel in Oklahoma City and is located two miles from the Will Rogers International Airport. The six-story, 236-room suite hotel was originally constructed in 1981 and has been maintained through capital investment in recent years.

     The security interests in the Collateral and the Security Pool will be granted to the Indenture Trustee pursuant to a Pledge and Security Agreement (the "Pledge Agreement") to be dated as of the date of the consummation of the Exchange Offer.

     The Brookwood Collateral is also pledged to The Bank of New York pursuant to a first lien to secure the indebtedness of BCI (the "BCI Senior Indebtedness"), which constitutes Senior Indebtedness under both the Old Indenture and the New Indenture. The outstanding principal amount of the BCI Senior Indebtedness was $13,600,000 as of March 31, 1998. The lien in favor of the outstanding 7% Debentures that is secured by a lien on the Security Pool is senior to the lien of the 10 % Debentures.

(A)  EVENTS OF DEFAULT

          "Event of Default" under the Indenture, means any one of the following events (whatever the reason for such Event of Default and whether it is voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body): (a) the Company defaults in
     (i) the payment of the principal of (or premium, if any, on) the 10% Debentures at maturity (including upon optional or mandatory redemption or otherwise); or (ii) the payment of any interest on the 10% Debentures when such interest becomes due and payable and such default continues for a period of 30 days; or (b) if, upon release by the Indenture Trustee of an asset in the Security Pool the Company fails to (A) redeem an aggregate principal amount of the 10% Debentures equal to the lesser of the Net Value (as defined in the Indenture) of such asset on the date of issuance of the 10% Debentures or the Net Proceeds (as defined in the Indenture) of the sale of such asset, (B) repurchase 10% Debentures in the open market or private transactions in an amount equal to the value of the released assets or (C) deposit in a special account maintained by the Indenture Trustee, the consideration received in exchange for any asset released from the Lien of the Pledge Agreement (as defined in the Indenture) in order to effect its sale; (ii) the Company grants or creates any security interest on any of the assets in the Security Pool with respect to other Indebtedness of the Company (but excluding Indebtedness incurred in connection with the refinancing of any such Indebtedness existing on the date of the Indenture to the extent that the holders of such Indebtedness are entitled to the benefit of an existing Lien on any assets in the Security Pool) unless (i) such security interest is permitted by the Indenture covering the 7% Debentures (for so long as it remains in effect), (ii) the aggregate Net Value of the assets in the Security Pool immediately following the granting or creating of such security interest is at least equal to the then aggregate outstanding principal amount of the 7% Debentures that are then outstanding, if any, and the 10% Debentures, and (iii) such additional Indebtedness does not exceed $25 million in the aggregate at any time; or
     (c) (i) the Company fails to maintain in the City of New York, New York, an office or agency where 10% Debentures may be presented for exchange and where notices and demands to or upon the Company in respect of the 10% Debentures may be served, (ii) (A) if the Company at any time acts as its own paying agent and fails, on or before each due date (including upon acceleration, optional or mandatory redemption or otherwise) of the principal of, or interest on, any of the 10% Debentures, to segregate and hold in trust for the benefit of the persons entitled to such principal, premium or interest, and (unless such paying agent is the Indenture Trustee) the Company fails promptly to notify the Indenture Trustee of such action or any failure so to act; (B) the Company fails, on or before each due date (including upon acceleration, optional as mandatory redemption or otherwise) of the principal of (and premium, if any, on), or interest on, any 10% Debentures, deposit with a paying agent a sum in same day funds with respect to the payment of principal (and premium, if any, on) or interest sufficient to pay the principal (and premium, if any, on) or interest so becoming due, such sum to be held in trust for the benefit of the persons entitled to such principal, premium or interest, and (unless such paying agent is the Indenture Trustee) the Company fails promptly to notify the Indenture Trustee of such action or any failure so to act; (C) the Company fails to cause each paying agent other than the Indenture Trustee to execute and deliver to the Indenture Trustee an instrument in which such paying agent shall agree with the Indenture Trustee that such paying agent will: (x) hold all sums held by it for the payment of the principal of (and premium, if any, on) or interest on 10% Debentures in trust for the benefit of the persons entitled thereto until such sums shall be paid and delivered to such persons or otherwise disposed of as herein provided; (y) the Company fails to give the Indenture Trustee notice of any default by the Company (or any other obligor upon the 10% Debentures) in the making of any payment of principal (and premium, if any, on) or interest (including principal or interest due by reason of acceleration, optional or mandatory redemption or otherwise); and (z) at any time during the continuance of any such default, upon the written request of the Indenture Trustee, the Company fails to pay to the Indenture Trustee all sums so held in trust by such paying agent; (iii) the Company creates, incurs, assumes or suffers to exist any indebtedness having a stated maturity at the same time as or after the stated maturity of the 10% Debentures which, by its terms or the terms of the instrument creating or evidencing it, in any ways prohibits or restricts the payment at stated maturity of the principal of the 10% Debentures in accordance with the terms of the 10% Debentures and the Indenture; (iv) the Company fails to cause its subsidiaries to preserve, renew and keep in full force and effect its corporate existence, and take all reasonable action to maintain all material rights (charter and statutory), privileges and franchises necessary or desirable in the normal conduct of its business; (v) the Company fails to deliver the compliance certificates required by the Indenture; (vi) the Company fails to notify the Indenture Trustee in the manner specified in the Indenture when an Event of Default occurs; (vii) the Company at any time insists upon, or pleads, or in any manner whatsoever claims or takes the benefit or advantage of, any stay or extension law or any usury law or other law, which would prohibit or forgive the Company from paying all or any portion of the principal of, premium, if any, or interest on the 10% Debentures; (viii) (A) the Company or any of its subsidiaries commences any case, proceeding or other action
     (x) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (y) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or the Company or any of its subsidiaries shall make a general assignment for the benefit of its creditors; (B) there shall be commenced against the Company or any of its subsidiaries any case, proceeding or other action of a nature referred to in clause (A) above which (x) results in the entry of an order for relief or any such adjudication or appointment or (y) remains undismissed, undischarged or unbounded for a period of 60 days; or (C) the Company or any of its subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due. In addition, the New Indenture provides that the occurrence of an Event of Default under the Old Indenture constitutes an Event of Default under the Indenture.

(B)  AUTHENTICATION AND DELIVERY

          The 10% Debentures shall be executed on behalf of the Company by the Chairman of its Board of Directors, its President or any of its Vice Presidents. The signature of any of these officers on the 10% Debentures may be manual or by facsimile. 10% Debentures bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such 10% Debentures or did not hold such offices at the date of such 10% Debentures. At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver 10% Debentures executed by the Company to the Indenture Trustee for authentication, together with a Company order for the authentication and delivery of such 10% Debentures; and the Indenture Trustee in accordance with such Company order shall authenticate and deliver such 10% Debentures as provided in the Indenture and not otherwise. Each 10% Debenture shall be dated the date of its authentication. No 10% Debenture shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such 10% Debenture a certificate of authentication, substantially in the form provided for in the Indenture, duly executed by the Indenture Trustee or an authenticating agent by manual signature of an authorized signatory, and such certificate upon any 10% Debenture shall be conclusive evidence, and the only evidence, that such 10% Debenture has been duly authenticated and delivered pursuant to the Indenture.

(C)  SECURITY INTEREST

          The Indenture Trustee may not release assets that comprise part of the Collateral or those assets from the Security Pool which have been released from all prior liens in favor of Senior Indebtedness and the 7% Debentures (the "Free Security Pool Assets") unless immediately thereafter the Company consummates a mandatory redemption or repurchase of 10% Debentures in the amount of the "Release Amount" (as defined in both the Old and New Indentures), or deposits with the Indenture Trustee the Release Amount. If an asset that is part of the Collateral or the Free Security Pool Assets is released from the lien granted to secure the 10% Debentures, in connection with a sale of such asset, an amount at least equal to the lesser of (i) the Net Value (as defined in the New Indenture) of such asset on the date of the Exchange and (ii) the Net Proceeds (as defined in the New Indenture) received by the Company from the sale or release of an asset that is part of the Collateral or the Free Security Pool Assets must be used by the


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



     Company (A) simultaneously therewith, to redeem 10% Debentures at 100% of the principal amount thereof, together with accrued interest to the redemption date, or (B) substantially simultaneously therewith, to repurchase 10% Debentures in the open market or privately for an aggregate amount at least equal to the net proceeds from the sale of such asset, or
     (C) simultaneously therewith, for deposit in a special account maintained by the Indenture Trustee for the benefit of the holders of 10% Debentures. 10% Debentures will constitute secured indebtedness of the Company and will rank on a parity with the 7% Debentures.

(D)  SATISFACTION AND DISCHARGE

          The Company may terminate its obligations under the 10% Debentures and the Indenture if all 10% Debentures previously authenticated and delivered (other than (i) 10% Debentures which have been destroyed, lost or stolen and which have been replaced or paid, and (ii) 10% Debentures for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company, or discharged from such trust) have been delivered to the Indenture Trustee for cancellation and the Company has paid all sums payable by it hereunder. The Company may also terminate its obligations under the 10% Debentures and the Indenture if: (A) the Company has irrevocably deposited or caused to be deposited with the Indenture Trustee or paying agent and conveyed all right, title and interest for the benefit of the holders of 10% Debentures ("Holders"), under the terms of an irrevocable trust agreement in form and substance reasonably satisfactory to the Indenture Trustee, as trust funds in trust solely for the benefit of the Holders for that purpose, money or direct non-callable obligations of the United States of America for the payment of which obligations the full faith and credit of the United States is pledged ("U.S. Government Obligations") maturing as to principal and interest in such amounts and at such times as are sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Indenture Trustee), without consideration of any reinvestment of such interest, to pay principal of, premium, if any, and interest on the outstanding 10% Debentures, to redemption or maturity, provided that the Indenture Trustee or paying agent shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of said principal, premium, if any, and interest with respect to the 10% Debentures, and provided, further, that from and after the time of deposit, the money or U.S. Government Obligations deposited shall not be subject to the rights of the holders of Senior Indebtedness; (B) no Event of Default or Default with respect to the 10% Debentures shall have occurred and be continuing on the date of such deposit; (C) the Company shall have delivered to the Indenture Trustee an opinion of counsel to the effect that the trust funds will not be subject to any rights of holders of Senior Indebtedness; (D) the Company has paid or caused to be paid all sums then payable by the Company under the 10% Debentures; and (E) the Company has delivered to the Indenture Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. After any irrevocable deposit, the Indenture Trustee upon request shall acknowledge in writing the discharge of the Company's obligations under the 10% Debentures and the Indenture.

(E)  EVIDENCE OF COMPLIANCE

          Upon any application or request by the Company to the Indenture Trustee to take any action under any provision of the Indenture, the Company shall furnish to the Indenture Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in the Indenture (including any covenants compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an opinion of counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of the Indenture relating to such particular application or request, no additional certificate or opinion need be furnished. Every certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include (a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions in the Indenture herein relating thereto; (b) a brief statement as to the nature and scope of the examination or investigation, if any, upon which the statements or opinions contained in such certificate or opinion are based; (c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with. The Company shall deliver to the Indenture Trustee,

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



     within 90 days after the end of each fiscal quarter, an Officers' Certificate stating whether or not the signers know of any Event of Default or Default that occurred during such fiscal quarter. If they do know of any Event of Default or Default the certificate shall describe such Event of Default or Default and its status. The first certificate to be delivered pursuant to the Indenture shall be for the first fiscal quarter beginning after the execution of the Indenture.

9.   Other Obligors. None.

     Contents  of  application   for   qualification.   This   application   for
     qualification comprises:

     (a)  Pages numbered 1 to 10 consecutively.

* (b) The statement of eligibility of each trustee under the Indenture to be qualified.

* (c) The following exhibits in addition to those filed as a part of the statement of eligibility of each trustee.

*    T3A  Second Restated  Certificate of  Incorporation of the Company filed as
          Exhibit 4.2 to the Company's Form S-8 (File No. 33-63709), and incorporated herein by reference.

* T3B Restated Bylaws of the Company filed as Exhibit 3.2 to the Company's annual report on Form 10-K for the year ended December 31, 1997 (File No. 1-8303) and incorporated herein by reference.

* T3C Form of Indenture and related Pledge and Security Agreement between the Company and Bank One, N.A., Trustee.

*    T3E.1 Exchange Offering Circular

*    T3E.2 Letter of Transmittal

*    T3E.3 Letter to Brokers

*    T3E.4 Letter from Brokers to Clients

*    T3E.5 Notice of Guaranteed Delivery

*    T3E.6 Letter from The Hallwood Group Incorporated to Bondholders Exhibit

*    T3E.7 Letter of Transmittal for Brokers, Banks and other Nominees

*    T3F  Cross Reference Sheet

* Previously filed.
                                       10

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, The Hallwood Group Incorporated, a corporation organized and existing under the laws of Delaware, has duly caused this Amendment No. 1 to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Dallas, and State of Texas, on the 3rd day of August, 1998.


(SEAL)                         THE HALLWOOD GROUP INCORPORATED


                               By:  /s/ Melvin J.  Melle
                                   ---------------------------------------------
                               Name:  Melvin J. Melle
                               Title: Vice President, Chief Financial Officer
                                      and Secretary

Attest:   /s/ Pat Thompson     By:  /s/ Joseph T.  Koenig
          -----------------        ---------------------------------------------
          Pat Thompson         Name:  Joseph T. Koenig
                               Title: Treasurer and Assistant Secretary



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